Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION
OF
GRAY TELEVISION, INC.

(As amended through January 3, 2019)

1.

The name of the Corporation is Gray Television, Inc.

2.

The object of said Corporation shall be pecuniary gain and profit.

3.

(a) The general nature of the business to be engaged in by the Corporation shall be to publish a daily and weekly newspaper, to do a general publishing and printing business, to buy and sell paper and all types of stationery, and to acquire, own, lease, rent and operate television and radio broadcasting stations and community antenna cable television systems and other forms of communication services, utilizing any and all types of transmission facilities. The Corporation shall further have the right to apply for, receive and hold all licenses that may be necessary or required from any licensing agency, federal, state, local or foreign; to do any and all things incident to the operation of such facilities, including, but not limited to, contracting for transmission of programs and entering into such other contracts as the Board of Directors of the Corporation may from time to time deem proper and expedient. Further, the Corporation shall have the right of buying, taking, exchanging, leasing and otherwise acquiring real and personal property, and any interest or right therein, including the right to hold, own, operate, control, maintain, manage, develop, construct, alter and promote both real property, personal property, securities and evidences of indebtedness, including the right to sell, exchange, or hypothecate all forms of real and personal property, chattels, rights, choses in action, mortgages, bonds, and securities of all forms and kinds and wherever located.

(b) Without in any way limiting the foregoing, petitioner desires that said Corporation be vested with all the rights, powers, and privileges now or hereafter given to do any and all things which may be needful or proper in the operation of the above described business, and that said Corporation have all the powers enumerated in Sections 9 and 10 of the Act of the General Assembly of Georgia approved January 28, 1938 (Georgia Laws 1937-38, Ex. Sess., page 214), and codified as Sections 22-1827 and 22-1828 of the Code of Georgia Annotated, and such powers as are now, or may be hereafter, given by law.

(c) Without in any way limiting the above enumerating powers, the Corporation shall have the power to guarantee, become surety upon, or endorse the contracts or obligations of other corporations, firms, or individuals; including the right to become a purely accommodation guaranty, endorser or surety upon the contracts or obligations of any other corporation, firm or individual, and the further power to buy, sell, trade or purchase the contracts, negotiable instruments or obligations of any other corporation, firm or individual, or any part thereof, all of the foregoing powers to be granted this Corporation regardless of the fact that this Corporation may or may not have a direct interest in the subject matter of such contracts, negotiable instruments or obligations.

4.

The total number of shares of all classes which the Corporation shall have authority to issue is 245,000,000 shares, consisting of 25,000,000 shares of Class A Common Stock, no par value per share (“Class A Common Stock”); 200,000,000 shares of Common Stock, no par value per share (“Common Stock”); and 20,000,000 shares of Preferred Stock (“Preferred Stock”).

The designations and the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualification, and terms and conditions of redemptions of the shares of each class of stock are as follows:

PREFERRED STOCK

The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors, and articles of amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to issuance of such Preferred Stock, prior to the issuance of any shares of such series.

The Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of or providing for a change in the number of shares of any particular series of Preferred Stock and, if and to the extent from time to time as required by law, by filing articles of amendment which are effective without Shareholder action to increase or decrease the number of shares included in each series of Preferred Stock, but not below the number of shares then issued, and to set or change in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series. Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Class A Common Stock of the Corporation to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, setting or changing the following:

(a) the annual dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

(b) whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

(c) the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund;

(d) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(e) whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

(f) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(g) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

SERIES A PERPETUAL PREFERRED STOCK

1.	Amount and Designation.

A total of 1.5 million shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as Series A Perpetual Preferred Stock, without par value (the “Series A Preferred Stock “). The Series A Preferred Stock shall have a liquidation preference of $1,000.00 per share (the “Liquidation Preference”). The Corporation may issue fractional interests in and/or fractional shares of Series A Preferred Stock. Each Holder of a fractional interest in and/or a fractional share of a share of Series A Preferred Stock shall be entitled, proportionately, to all the rights, preferences and privileges of a Holder of the Series A Preferred Stock. At all times the Corporation will have sufficient shares authorized and will take all actions necessary to authorize additional shares if required, in each case, to meet its obligations hereunder.

2.	Rank.

The Series A Preferred Stock shall, with respect to dividends, redemption and distributions upon liquidation, winding-up and dissolution of the Corporation, rank senior to all classes and series of common stock of the Corporation whether voting or non-voting, including without limitation the Class A Common Stock, no par value (the “Class A Common Stock”) and the Common Stock, no par value (the “Common Stock”), whether now or hereafter issued, and to each other class or series of Stock of the Corporation hereafter created (collectively referred to as “Junior Stock”). The Corporation may not issue any shares of, or any securities convertible into shares of, any class or series of Stock that ranks on a parity with the Series A Preferred Stock as to dividends, redemption or as to distributions upon liquidation, winding-up and dissolution (collectively referred to as “Parity Stock”), or senior to the Series A Preferred Stock as to dividends, redemption or as to distributions upon liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Senior Stock”).

3.	Dividends.

(a) The Holders of shares of Series A Preferred Stock shall be entitled to receive, to the fullest extent permitted by law, mandatory and cumulative dividends in an amount per quarter equal to the Dividend Rate or the PIK Dividend Rate, as applicable, multiplied by the Liquidation Preference for each of the then outstanding shares of Series A Preferred Stock, calculated on the basis of a 360-day year consisting of twelve 30-day months.

(b) Dividends on each share of Series A Preferred Stock shall accrue on a daily basis from the original issue date of such share. To the extent any quarterly dividend is not paid in cash or by issuance of additional shares of Series A Preferred Stock as set forth in this Section 3, such dividend amount shall accumulate and compound on a quarterly basis, whether or not the Corporation has earnings and/or profits, whether or not payment of dividends is then permitted by law, and whether or not declared.

(c) Dividends shall be paid in full, in cash (“Cash Dividends”) for each Dividend Period; provided, that, at the Corporation’s option and by notice to all Holders mailed no later than five Business Days prior to the applicable Dividend Record Date (the “PIK Election Notice”), the dividends due for any Dividend Period, in whole or in part, may be paid in kind by issuance of additional shares of Series A Preferred Stock (“PIK Election Dividends”), subject to Section 3(d). PIK Election Dividends shall be paid at the PIK Dividend Rate. Dividends shall be payable quarterly with respect to each Dividend Period in arrears on the first Dividend Payment Date after such Dividend Period.

(d) If and to the extent that the Corporation does not for any reason pay the entire dividend payable for a particular Dividend Period either as Cash Dividends, PIK Election Dividends or a combination of Cash Dividends and PIK Election Dividends, on the applicable Dividend Payment Date for such period (whether or not the payment of dividends is permitted under applicable law or such dividends are declared by the Board of Directors of the Corporation), such unpaid dividends shall be paid in kind by issuance of additional Series A Preferred Stock (the “Additional PIK Dividends”) to the Holders of the Series A Preferred Stock as of the applicable Dividend Record Date, on the first date on which such Additional PIK Dividend can be paid in accordance with applicable law. Additional PIK Dividends shall be paid at the PIK Dividend Rate, subject to compounding pursuant to Section 3(b).

(e) When a dividend or part thereof is paid in additional shares of Series A Preferred Stock, such number of additional shares shall be calculated by dividing the amount of such dividend or part thereof that would otherwise be paid in cash by the Liquidation Preference of a share of Series A Preferred Stock.

(f) Dividends that are payable on the Series A Preferred Stock on any Dividend Payment Date will be payable to Holders of record on the applicable record date, which shall be the last day of the applicable Dividend Period (each such record date, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. All dividends paid pursuant to this Section 3 shall be paid ratably to the Holders of the Series A Preferred Stock.

(g) The quarterly dividend periods with respect to dividends shall commence on and include January 1, April 1, July 1 and October 1 (other than the initial Dividend Period, which shall commence on and include the Closing Date) and shall end on and include the last calendar day of the calendar quarter ending March 31, June 30, September 30 and December 31 preceding the next Dividend Payment Date (each such period, a “Dividend Period”).

(h) For purposes of determining whether funds are legally available for any dividends pursuant to this Section 3, the assets of the Corporation shall, to the fullest extent permitted by law, be valued at the highest amount permissible under applicable law.

(i) In the event that the Corporation makes payment of any portion of the Dividends due pursuant to this Section 3 for any Dividend Period in the form of PIK Election Dividends, then effective for such Dividend Period for which any PIK Election Dividends are paid, from the date of the PIK Election Notice and continuing through the end of the next two succeeding Dividend Periods, the Corporation shall be prohibited from repurchasing, redeeming or paying dividends on any shares of Junior Stock other than Permitted Deemed Stock Repurchases (as defined below). Additionally, in the event that the Corporation does not make payment, pursuant to Section 3(d), of any portion of the dividends due pursuant to this Section 3 for any Dividend Period on the applicable Dividend Payment Date, then effective for such Dividend Period in which all or a portion of such dividends are not paid on the applicable Dividend Payment Date, from the Dividend Payment Date for such Dividend Period and continuing through the end of the two succeeding Dividend Periods following the payment in full of the Additional PIK Dividends, the Corporation shall be prohibited from repurchasing, redeeming or paying dividends on any shares of Junior Stock other than Permitted Deemed Stock Repurchases. As used herein, “Permitted Deemed Stock Repurchases” shall mean solely (i) the repurchase of any shares of Junior Stock deemed to occur in connection with satisfying the exercise or conversion price payable upon the exercise or conversion of outstanding stock options, warrants or other convertible securities or that are surrendered in connection with satisfying any income tax withholding obligation related to the exercise or vesting of outstanding equity awards under the Corporation’s shareholder approved compensation plans, and (ii) the payment of cash in lieu of the issuance of fractional shares of Junior Stock upon the exercise or conversion of securities exercisable or convertible into Junior Stock or arising out of stock dividends, splits or combinations or business combinations.

4.	Liquidation, Dissolution or Winding Up.

(a) In the event of the liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary (each a “Liquidation Event”), the Holders at the time shall be entitled to receive liquidating distributions with respect to each share of Series A Preferred Stock in an amount equal to the Liquidation Preference plus an amount equal to any accrued but unpaid dividends thereon up to and including the date of such liquidation to the fullest extent permitted by law, before any distribution of assets is made to the holders of the Class A Common Stock, Common Stock or any other Junior Stock. After payment of the full amount of such liquidating distribution, the Series A Preferred Stock shall be deemed retired and Holders shall not be entitled to any further participation in any distribution of assets by the Corporation.

(b) On the occurrence of a Liquidation Event, the Corporation shall make a liquidating distribution to the Holders of Series A Preferred Stock. In the event the assets of the Corporation available for distribution to stockholders upon any Liquidation Event shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any Parity Stock, if any, Holders and the holders of such Parity Stock, if any, shall share ratably in any distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(c) To the maximum extent that any liquidating distribution is made in a combination of cash and property other than cash, the liquidating distributions to the Holders of the Series A Preferred Stock shall be made in cash to the maximum extent possible, in preference and priority to the liquidating distribution payable to any other Stock, other than Parity Stock, if any, (in which case, such distribution in cash shall be made pro rata) or Senior Stock, if any. Whenever the distribution provided for in this Section 4 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors.

5.	Voting.

(a) The Holders of Series A Preferred Stock will not have any voting rights, except as set forth in this Section 5 or as otherwise from time to time required under Georgia law, on any matter required or permitted to be voted upon by the stockholders of the Corporation.

(b) Without the consent or affirmative vote of the Holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, the Corporation will not (i) authorize, create or issue any shares of Senior Stock, (ii) reclassify any Junior Stock into shares of Parity Stock or Senior Stock, (iii) reclassify any Parity Stock into shares of Senior Stock, or (iv) authorize, create or issue any shares of Parity Stock, including, without limitation, any additional shares of Series A Preferred Stock other than for issuance as PIK Election Dividends and Additional PIK Dividends.

(c) The affirmative vote or consent of the Holders of at least a majority of the outstanding shares of the Series A Preferred Stock, voting separately as a class, will be required for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of the Corporation’s Restated Articles of Incorporation, as amended from time to time, if the amendment, alteration or repeal adversely affects the powers, preferences or special rights of the Series A Preferred Stock (for the avoidance of doubt, any matters approved in accordance with Section 5(b) shall not be deemed to adversely affect the powers, preferences or special rights of the Series A Preferred Stock).

(d) In any case in which the Holders of Series A Preferred Stock shall be entitled to vote or consent pursuant to this Section 5 or pursuant to Georgia law, each Holder of Series A Preferred Stock entitled to vote or consent with respect to such matter shall be entitled to one vote for each share of Series A Preferred Stock held.

(e) Any action as to which a vote of the Holders of Series A Preferred Stock is required pursuant to the terms herein may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Holders of outstanding Stock of Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series A Preferred Stock entitled to vote thereon were present and voted and shall be delivered to the Corporation.

6.	Maturity.

The Series A Preferred Stock shall be perpetual unless redeemed in accordance with Section 7 or 8 hereof.

7.	Mandatory Redemption.

(a) In connection with a Change of Control Transaction (a “Mandatory Redemption Event”), the Corporation shall, to the extent practicable at least 10 Business Days prior to, and in any event within five (5) Business Days of the Corporation obtaining knowledge of the occurrence of a Mandatory Redemption Event, provide written notice thereof (the “Redemption Notice”) to each Holder, and each Holder shall have the right, by the giving of a written notice delivered to the Corporation within five (5) Business Days of receipt of the Redemption Notice (an “Election Notice”), to the fullest extent permitted by law, to require the Corporation to redeem all or any portion of the then outstanding shares of Series A Preferred Stock held by such Holder at the Redemption Price on the date specified by the Corporation in the Redemption Notice, which date shall be not less than thirty (30) nor more than ninety (90) days following the date of the Mandatory Redemption Event (any such date, a “Mandatory Redemption Date”). The Redemption Price shall be payable in cash.

(b) Upon each Mandatory Redemption Date, cash in an amount equal to the aggregate Redemption Price for all such shares of Series A Preferred Stock to be redeemed as a result of such Mandatory Redemption Event shall be segregated in a deposit account of the Corporation created and used solely for such purpose. Following the Mandatory Redemption Date, any remaining proceeds attributable to shares of Series A Preferred Stock that Holders have not elected to redeem shall be released from such account and shall be used for such purposes as the Corporation may determine.

(c) Notwithstanding the foregoing or anything else herein to the contrary, the Corporation shall be required to redeem shares of Series A Preferred Stock pursuant to this Section 7 only to the extent such redemption is permitted by the Financing Documentation (including, without limitation, Section 4.05 of each of the 2024 Indenture and the 2026 Indenture, and Section 7.6 of the Credit Agreement).

8.	Mechanics of Mandatory Redemption.

(a) Within five Business Days of the Corporation’s receipt of an Election Notice, the Corporation shall give written notice, first class postage prepaid and by electronic mail or transmission with receipt confirmed, to the Holder acknowledging the Mandatory Redemption Date and specifying the Redemption Price, the place at which payment may be obtained for redeemed shares and such other information as the Corporation may deem advisable to provide.

(b) If the Corporation is able to redeem only part of the Series A Preferred Stock requested to be redeemed (the “Redemption Shares”), under applicable law or the Financing Documentation, then the Corporation shall redeem the maximum number of Redemption Shares that it is permitted to redeem on the Mandatory Redemption Date and shall redeem the remaining Redemption Shares on the first day it may do so unless the Holder thereof otherwise determines not to have such shares redeemed and provides the Corporation with written notice of such determination.

(c) On or after the Mandatory Redemption Date, the Holder shall surrender the certificate or certificates evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price and thereupon the Corporation shall pay, or cause to be paid, the full Redemption Price for the shares so surrendered in cash, provided that if a certificate is not surrendered by a Holder of shares of Series A Preferred Stock represented by such certificate but such Holder delivers an affidavit to the Corporation stating that the certificate or certificates representing its shares of Series A Preferred Stock have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation for any loss incurred by it in connection with such lost, stolen or destroyed certificate(s), payment of the full Redemption Price shall be made to such Holder. If fewer than all the shares represented by any such surrendered certificate or certificates are redeemed, a new certificate shall be issued representing the unredeemed shares.

9.	Optional Redemption.

(a) The Corporation shall have the right, but not the obligation, at any time and from time to time, to redeem, to the fullest extent permitted by law, all or any portion of the outstanding Series A Preferred Stock at the Redemption Price in cash only. The date of any such optional redemption elected by the Board of Directors is referred to herein as an “Optional Redemption Date.”

10.	Mechanics of Optional Redemption.

(a) At least 30 and not more than 60 days prior to an Optional Redemption Date, the Corporation shall give written notice, first class postage prepaid and by electronic mail or transmission with receipt confirmed, to the Holders of the Series A Preferred Stock to be redeemed, addressed to such shareholders at their last addresses as shown on the books of the Corporation. Each such notice of redemption shall specify the Optional Redemption Date, the Redemption Price, the place or places of payment, that payment will be made upon presentation and surrender of the Series A Preferred Stock, and that on and after the redemption date, dividends will cease to accrue on such shares.

(b) Any notice which is sent to a Holder as herein provided shall be conclusively presumed to have been duly given, whether or not the Holder of the Series A Preferred Stock receives such notice; and failure to give such notice, or any defect in such notice, to the Holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.

(c) On or after the Optional Redemption Date as stated in such notice, each Holder of the shares called for redemption shall surrender the certificate (or certificates) evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price and thereupon the Corporation shall pay, or cause to be paid, the full Redemption Price for the shares so surrendered in cash, provided that if a certificate representing shares of Series A Preferred Stock is not surrendered by a Holder of record, but such Holder delivers an affidavit to the Corporation stating that the certificate or certificates representing its shares of Series A Preferred Stock have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation for any loss incurred by it in connection with such lost, stolen or destroyed certificate or certificates, payment of the full Redemption Price shall be made to such Holder. If fewer than all the shares represented by any such surrendered certificate or certificates are redeemed, a new certificate shall be issued representing the unredeemed shares.

(d) Notwithstanding the foregoing or anything else herein to the contrary, any notice of redemption delivered pursuant to this Section 10 shall be deemed to be conditioned upon such redemption being permitted under the Financing Documentation on the Optional Redemption Date, and the Corporation shall have no obligation to make payment of the Redemption Price to the extent such payment is not then permitted under the Financing Documentation.

11.	Transfer.

(a) Subject to the restrictions set forth in this Section 11 and under applicable Law, shares of Series A Preferred Stock shall be freely transferable only upon the prior written consent of the Corporation, with such approval not to be unreasonably conditioned, delayed or withheld; provided that (i) any conditioning, delaying or withholding of consent to a proposed Transfer to an Activist Fund or any transferee that is primarily engaged in television broadcasting or digital media publishing will not be deemed to be unreasonable and (ii) no prior written consent would be required with respect to a Transfer to an Affiliate of the transferring Holder so long as such Affiliate is not primarily engaged in television broadcasting or digital media publishing (except that the requirements with respect to such businesses will not apply to the extent the Corporation and its Subsidiaries, taken as a whole, are not engaged in such businesses as of the time of the Transfer) and such Affiliate is not an Activist Fund. Transfers and assignments of shares of the Series A Preferred Stock may include Transfer or assignment of fractional interests in and fractional shares of Series A Preferred Stock.

(b) The Initial Holders must at all times collectively maintain ownership of at least a majority of the outstanding shares of Series A Preferred Stock.

12.	Certain Definitions.

(a) As used herein, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

(i)

“2024 Indenture” means the Indenture, dated as of September 14, 2016 among the Corporation, the Subsidiaries of the Corporation party thereto, and U.S. Bank National Association, as trustee with respect to the 5.125% Senior Notes issued by the Corporation and due 2024, together with any amendments, amendments and restatements, replacements, supplements, extensions, refinancings or other modifications thereof.

(ii)

“2026 Indenture” means the Indenture, dated as of June 14, 2016 among the Corporation, the Subsidiaries of the Corporation party thereto, and U.S. Bank National Association, as trustee with respect to the 5.875% Senior Notes issued by the Corporation and due 2026, together with any amendments, amendments and restatements, replacements, supplements, extensions, refinancings or other modifications thereof.

(iii)

“2028 Indenture” means the Indenture, dated as of November 16, 2018 among Gray Escrow, Inc. (“Escrow Issuer”), the Corporation and U.S. Bank National Association, as trustee with respect to the 7.000% Senior Notes issued by Escrow Issuer and due 2027, together with any amendments, amendments and restatements, replacements, supplements, extensions, refinancings or other modifications thereof.

(iv)	“Activist Fund” means any Person identified on the most-recently available “SharkWatch 50” list or any publicly-disclosed Affiliate of any such Person.
(v)

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract or otherwise. Without limitation, any director, executive officer or beneficial owner of five percent (5%) or more of the Stock (either directly or through ownership of Stock Equivalents) of a Person shall be deemed to control the other Person.

(vi)

“Agreement and Plan of Merger” means that Agreement and Plan of Merger, dated as of June 23, 2018, by and among the Corporation, East Future Group, Inc., Raycom Media, Inc., and Tara Advisors, LLC, solely in its capacity as the Stockholders’ Representative (as defined in the Agreement and Plan of Merger), as it may be amended from time to time.

(vii)	“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in Atlanta, Georgia are authorized or obligated to close.
(viii)

“Change of Control Transaction” means (a) the occurrence of a “Change of Control” or similar event under any of the Financing Documentation (as in effect on the Closing Date) if the effect of such occurrence is to cause, or (with the giving of notice or passage of time or both) to permit the holder or holders of such indebtedness (or a trustee or agent on behalf of such holder or holders) under any such Financing Documentation to cause, either alone or together with the occurrence of one or more additional events, such indebtedness to become due prior to its stated maturity or to permit the termination of the commitments to lend pursuant to any such Financing Documentation, or to cause the Corporation to make an offer to such holder or holders to prepay, repurchase or redeem such indebtedness prior to its stated maturity or (b) the sale or other disposition of all or substantially all of the assets of the Corporation and the Subsidiaries of the Corporation taken as a whole (whether directly or indirectly through the sale or other disposition of the equity interests in, or the assets of, the Corporation and the Subsidiaries of the Corporation, taken as a whole).

(ix)	“Closing” means the closing of the transactions contemplated by the Agreement and Plan of Merger.
(x)	“Closing Date” has the meaning given to such term in the Agreement and Plan of Merger.
(xi)

“Credit Agreement” means the Third Amended and Restated Credit Agreement dated as of February 7, 2017 among the Corporation, the lenders party thereto, and Wells Fargo Bank, National Association, as the administrative agent, together with any amendments, amendments and restatements, replacements, supplements, extensions, refinancings or other modifications thereof.

(xii)

“Dividend Payment Date” means January 15, April 15, July 15 and October 15 of each year, commencing on the first such date immediately following the Closing Date; provided that, if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be the immediately succeeding Business Day.

(xiii)	“Dividend Rate” means 8% per annum;
(xiv)

“Financing Documentation” means the agreements, notes, bonds, debentures, indentures, credit agreements or similar instruments evidencing any indebtedness of the Corporation, including, without limitation, documentation governing the terms of the 2024 Indenture, the 2026 Indenture, the 2028 Indenture and the Credit Agreement, together with any amendments, amendments and restatements, replacements, extensions, refinancings or other modifications thereof.

(xv)

“Holder” means the Person in whose name the shares of the Series A Preferred Stock are registered, which may be treated by the Corporation as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and for all other purposes.

(xvi)

“Governmental Authority” means any U.S. or foreign, federal, state, provincial, municipal, local or similar government or any agency, authority, board, body, bureau, commission, court, department, entity, official, political subdivision, tribunal or other instrumentality of any such government and will include any regulatory or trade body or organization and any arbitrator or arbitral body.

(xvii)

“Initial Holders” means The Employees’ Retirement System of Alabama, an instrumentality of the State of Alabama, The Teachers’ Retirement System of Alabama, an instrumentality of the State of Alabama, and the Judicial Retirement Fund, a retirement fund for members of the judiciary of the State of Alabama.

(xviii)	“Law” means any U.S. or foreign, federal, state, provincial, municipal or local law (including common law), statute, ordinate, rule, regulation, code, policy, directive, standard, treaty, judgment, order, injunction, decree or agency requirement of or undertaking to or agreement with any Governmental Authority.
(xix)	“Liquidation Event” has the meaning set forth in Section 4(a).
(xx)	“Liquidation Preference” has the meaning set forth in Section 1.
(xxi)

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

(xxii)	“PIK Dividend Rate” means 8.5% per annum;
(xxiii)	“Redemption Price” means a price equal to the Liquidation Preference plus an amount equal to any accrued but unpaid dividends thereon up to and including the applicable date of redemption.
(xxiv)	“Stock” means all shares of capital stock (whether denominated as common stock, preferred stock or other stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.
(xxv)	“Stock Equivalents” means all securities convertible into or exchangeable for Stock or any other Stock Equivalent and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Stock or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable.
(xxvi)	“Subsidiary” means, with respect to any Person:
(1)

any corporation, association or other business entity of which more than 50% of the total voting power of shares of Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)

any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

(xxvii)	“Transfer” means a sale, assignment, conveyance, license, transfer or other disposition to, or any exchange with, any Person, in one transaction or a series of transactions.
(xxviii)	“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Stock of which is owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

13.	Miscellaneous.

(a) Share Certificates. If any certificates representing shares of Series A Preferred Stock shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the lost, stolen or destroyed certificate, a new Series A Preferred Stock certificate of like tenor and representing an equivalent number of shares of Series A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such certificate and indemnity by the Holder thereof, if requested, reasonably satisfactory to the Corporation.

(b) Severability. If any right, preference, power or limitation of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences, powers and limitations set forth herein which can be given effect without the invalid, unlawful or unenforceable right, preference, power or limitation shall, nevertheless, remain in full force and effect, and no right, preference, power or limitation herein set forth shall be deemed dependent upon any other such right, preference, power or limitation unless so expressed herein.

(c) Headings. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d) Notices. Except as otherwise expressly provided in Section 8 and Section 10, all notices or communications in respect of Series A Preferred Stock shall be in writing and shall be deemed delivered (a) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, (c) on the date of delivery if delivered personally, or (d) if by electronic mail or transmission, upon written confirmation of receipt by electronic mail or transmission.

(e) Other Rights. The shares of Series A Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law and regulation.

(f) Waivers. Any term or provision herein may be waived, with the written consent of the Corporation and the vote or written consent of Holders of a majority of the shares of Series A Preferred Stock at the time outstanding (other than any shares of Series A Preferred Stock held by the Corporation); provided that, without the consent of all Holders of Series A Preferred Stock directly affected thereby, no such waiver shall (i) reduce the Liquidation Preference for or the amount of any dividend or other amount payable on or redemption of any Series A Preferred Stock, or (ii) postpone any date fixed herein for the payment of any Liquidation Preference, dividend or other amount payable on or redemption of Series A Preferred Stock. Any such waiver shall be binding upon all Holders of outstanding shares of Series A Preferred Stock (other than as set forth in the proviso in the immediately preceding sentence).

GRAY COMMON STOCK

The powers, preferences and rights of the Class A Common Stock and the Common Stock, and the qualifications, limitations and restrictions thereof, shall be as follows:

(a) Voting. Holders of Class A Common Stock are entitled to ten (10) votes per share. Holders of Common Stock are entitled to one (1) vote per share. All actions submitted to a vote of shareholders are voted on by holders of Class A Common Stock and Common Stock voting together as a single class, except as otherwise provided herein or by law.

(b) Dividends and Other Distributions. Holders of Class A Common Stock and holders of Common Stock are entitled to receive dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors out of funds legally available therefore. Each share of Class A Common Stock and each share of Common Stock shall have identical rights with respect to dividends and distributions (including distributions in connection with any recapitalization, and upon liquidation, dissolution or winding up, either partial or complete, of the Corporation).

(c) Common Stock Rights.

(1) If, after the date the Articles of Amendment adding this provision to the Articles are filed with the Secretary of State of Georgia (the “Effective Date”), any person or group acquires beneficial ownership of 100% of the then issued and outstanding shares of Class A Common Stock (such acquisition making such person or group a “Significant Shareholder”), and such person or group does not immediately after such acquisition beneficially own an equal percentage of the then issued and outstanding Common Stock, such Significant Shareholder must, within a 90-day period beginning the day after becoming a Significant Shareholder, commence a public tender offer in compliance with all applicable laws and regulations to acquire additional shares of Common Stock (a “Common Stock Protection Transaction”) as provided in this subsection (c) of the section entitled “Gray Common Stock” of this Article 4.

(2) In a Common Stock Protection Transaction, the Significant Shareholder must offer to acquire from all other holders of the Common Stock all of the issued and outstanding shares of Common Stock beneficially owned by them. The Significant Shareholder must acquire all shares validly tendered.

(3) The offer price for any shares of Common Stock required to be purchased by a Significant Shareholder pursuant to a Common Stock Protection Transaction shall be the greater of (i) the highest price per share paid by the Significant Shareholder for any share of Class A Common Stock or Common Stock (whichever is higher) in the six month period ending on the date such person or group became a Significant Shareholder and (ii) the highest closing price of a share of Class A Common Stock or Common Stock (whichever is higher) on The New York Stock Exchange (or such other quotation system or securities exchange constituting the principal trading market for either class of Gray Common Stock) during the 30 calendar days preceding the date such person or group became a Significant Shareholder. If the Significant Shareholder has acquired Class A Common Stock or Common Stock in the six-month period ending on the date such person or group becomes a Significant Shareholder for consideration other than cash, the value of such consideration per share of Class A Common Stock or Common Stock shall be as determined in good faith by the Board of Directors.

(4) The requirement to engage in a Common Stock Protection Transaction is satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares for which tender was sought in the required offer.

(5) If a Significant Shareholder fails to make an offer required by this such section (c) of the section entitled “Gray Common Stock” of this Article 4, or to purchase shares validly tendered and not withdrawn, such Significant Shareholder shall not be entitled to vote any shares of Class A Common Stock beneficially owned by such Significant Shareholder and acquired by such Significant Shareholder after the Effective Date that exceeded such Significant Shareholder’s comparable percentage of Common Stock unless and until such requirements are complied with or unless and until all shares of Class A Common Stock which would require an offer to be made are, no longer owned by such Significant Shareholder. To the extent that the voting power of any shares of Class A Common Stock is so suspended, such shares will not be included in the determination of aggregate voting shares for any purpose under these Articles of Incorporation or the Georgia Business Corporation Code.

(6) All calculations with respect to percentage ownership of issued and outstanding shares of either class of “Gray Common Stock” will be based upon the numbers of issued and outstanding shares reported by the Corporation on the last filed of (i) the Corporation’s most recent Annual Report on Form-10-K, (ii) its most recent definitive proxy statement, (iii) its most recent Quarterly Report on Form 10-Q, or (iv) if any, its most recent Current Report on Form 8-K.

(7) For purposes of this subsection (c) of the section entitled “Gray Common Stock” of this Article 4, the term “person” means a natural person, company, government, or political subdivision, agency or instrumentality of a government, or other entity. The terms “beneficial ownership” and “group” have the same meanings as used in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the following qualifications: (i) relationships by blood or marriage between or among any persons will not constitute any of such persons a member of a group with any other such persons, absent affirmative attributes of concerted action; (ii) any person acting in his official capacity as a director or officer of the Corporation shall not be deemed to beneficially own shares of Gray Common Stock where such beneficial ownership exists solely by virtue of such person’s status as a trustee (or similar position) with respect to shares of Gray Common Stock held by plans or trusts for the general benefit of employees or retirees of the Corporation, and actions taken or agreed to be taken by him in such official capacity or in any other official capacity will not be deemed to constitute such a person a member of a group with any other person; and (iii) formation of a group will not be deemed to be an acquisition by the group (or any member thereof) of beneficial ownership of any shares of Class A Common Stock then owned by a group member and acquired by such member from the Corporation, by operation of law, by will or the laws of descent or distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan. Furthermore, for the purposes of calculating the number of shares of Common Stock beneficially owned by such shareholder or member of such group only if such gift is made in good faith and not for the purpose of circumventing the Common Stock Rights; (b) only shares of Common Stock owned of record by such shareholder or member of such group, or held by others as nominees of such shareholder or member and identified as such to the Corporation, shall be deemed to be beneficially owned by such shareholder or group (provided that shares with respect to which such shareholder or member has sole investment and voting power shall be deemed to be beneficially owned thereby); and (c) only shares of Common Stock acquired by such shareholder or member of such group for an “equitable price” shall be treated as being beneficially owned by such shareholder or group. An “equitable price” will be deemed to have been paid only when shares of Common Stock have been acquired at a price at least equal to the great of (i) the highest price per share paid by the Significant Shareholder in cash or in non-cash consideration for any shares of Class A Common Stock or Common Stock (whichever is higher) in the six-month period ending on the date such person or group became a Significant Shareholder and (ii) the highest closing price of a share of Class A Common Stock or Common Stock (whichever is higher) on The New York Stock Exchange (or such other quotation system or securities exchange constituting the principal trading market for either class of Common Stock) during the 30 calendar days preceding the date such person or group became a Significant Shareholder with the value of any non-cash consideration in either case being determined by the Board of Directors acting in good faith.

(d) Preemptive Rights. The holders of the Class A Common Stock and Common Stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of stock of the Corporation or any other securities convertible into shares of any class of stock of the Corporation.

(e) Merger and Consolidation. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), or a statutory share exchange involving the Common Stock, the holders of Common Stock shall be entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by any holder of the Class A Common Stock in such merger or consolidation.

(f) Subdivision of Shares. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Common Stock, the outstanding shares of the other such class of Gray Common Stock shall be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Gray Common Stock have been split, subdivided, or combined.

(g) Power to Sell and Purchase Shares. The Board of Directors shall have the power to cause the Corporation to issue and sell all or any part of any class of stock herein or hereafter authorized to such persons, firms, associations, or corporations, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. The Board of Directors shall have the power to cause the Corporation to purchase any class of stock herein or hereafter authorized from such persons, firms, associations, or corporations, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

(h) Amendments. In addition to any other vote provided for by law, by these Articles or by the By-Laws of the Corporation or by the Board of Directors, the affirmative vote of at least a majority of the vote cast by the holder of shares of Common Stock, voting as a separate group, at any meeting of shareholders shall be required to amend, alter, or repeal any provision of Article 4(e).

5.

The location of the principal office of the Corporation shall be in Dougherty County, Georgia, but the Corporation shall have the privilege of establishing branch offices and places of business both within and without the State of Georgia.

6.

The bylaws of the Corporation shall be adopted by the stockholders and such bylaws shall provide for the officers of the Corporation, the manner of their selection and such other rules appropriate to bylaws which have as their purpose the control and management of the Corporation, including provisions whereby the bylaws may be amended.

7.

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that to the extent required by applicable law, this Paragraph 7 shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or (iv) for any transaction from which the director derived an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as amended. Neither the amendment nor repeal of this Paragraph 7 nor the adoption of any provision of these Articles of incorporation inconsistent with the Paragraph 7 shall eliminate or reduce the effect of this Paragraph 9 in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

8.

The Corporation may acquire its own shares and any such shares that are reacquired shall become treasury shares.